UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41965

Semilux International Ltd.

(Registrant’s Name)

4F., No. 32, Keya Rd., Daya Dist.

Central Taiwan Science Park

Taichung City 42881

Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Appointment of Directors or Certain Officers.

On April 15, 2026, Ms. Chien, Shu-Chuan (“Ms. Chien”), an independent director on the Board of Directors of FST Corp. (the “Company”), notified the Company of her resignation from the Board of Directors, effective immediately. Ms. Chien did not advise the Company of any disagreement with the Company on any matter relating to its operations, policies, or practices.

On the same day, the Board of Directors of the Company appointed Mr. Randy ChiaHaur Chang (“Mr. Chang”) as a member of the Board of Directors, effective immediately. Mr. Chang fills the independent director vacancy created by the resignation of Ms. Chien on the Board of Directors of the Company.

Randy Chang is the founder and owner of 2Sun Energy LLC and WeSoar International Corp. These companies are focused in renewable energy solutions and sustainable bio-farming. He is also a co-investor in Saison (Hospitality) Group, and managed the operations of its winery business. Mr. Chang previously held executive roles in technology and energy companies including Neo Semiconductor, AUO Green Energy America, Neo Solar Power, Motorola, ITRI, VIS and TSMC. Mr. Chang received his master’s degree in Materials Science from National Cheng Kung University in Taiwan.

In addition, on the same day, the Board of Directors of the Company appointed Mr. Chang to serve as a member of the Company’s Audit Committee, Compensation Committee, and Nominations Committee respectively.

The Company also entered into an indemnity agreement with Mr. Chang in the same form as its standard form of indemnification agreement with its other directors.

The Company confirms that there are no related party transactions between Mr. Chang and the Company that would require disclosure under Item 7.B of Form 20-F. Any compensation arrangements in connection with him appointment will be disclosed, if applicable, in a subsequent filing.

The Company will update its internal records accordingly.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semilux International Ltd.

Date: April 23, 2026	By:	/s/ Yung-Peng Chang
	Name:	Yung-Peng Chang
	Title:	Chief Executive Officer

2